Exhibit 99.6

Cable and Wireless plc ("the Company") was notified on 4 May 2005 that, pursuant to section 198 to 202 of the Companies Act 1985, Legal & General Group plc held solely for investment purposes in aggregate 95,156,721 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 3.97% per cent of the issued Ordinary Share capital of the Company.